UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2010

Commission File Number: 000-50826

KONGZHONG CORPORATION

(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   X                                           Form 40-F___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                                No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Reports Unaudited First Quarter 2010 Financial Results	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements.  Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: May 20, 2010
By:	/s/ Leilei Wang
Name:	Leilei Wang
Title:	Chief Executive Officer

KongZhong Corporation Reports Unaudited First Quarter 2010 Financial Results

Beijing, China, May 19, 2010 – KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced its unaudited first quarter 2010 financial results.

First Quarter 2010 Financial Highlights:
(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on United States Generally Accepted Accounting Principles (GAAP) and denominated in US dollars)

●
Revenues above prior guidance – Total revenues for the First Quarter of 2010 (“1Q10”) increased 37% year-over-year to US$ 40.64 million (“mn”), above the Company’s revised 1Q10 revenue guidance of US$ 37.5 mn.

●	Gross margin decreased – Total gross margin was 44% in 1Q10, a decrease compared with 46% in 4Q09.
●
Net income increased – Net income in 1Q10 was US$ 3.17 mn, a 57% increase compared with 4Q09 net income of US$ 2.02 mn.  Basic net income per ADS was US$ 0.09 based on 35.57 mn ADS while diluted net income per ADS was US$ 0.08 based on 38.77 mn ADS outstanding as of March 31, 2010.

●
Non-GAAP net income increased – Non-GAAP net income was US$ 6.08 mn, a 63% increase compared to 1Q09 Non-GAAP net income of US$ 3.73 mn, while Non-GAAP diluted net income per ADS was US$ 0.15 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

●
Cash and cash equivalents – As of March 31, 2010, the Company had US$ 130 mn in cash and cash equivalents or US$ 3.7 per basic ADS in cash and cash equivalents, already taking into account the first payment (cash portion) for the acquisition of Dacheng Networks, or US$ 9.6 mn.

Commenting on the results, the Company’s Chairman and Chief Executive Officer, Leilei Wang, said, "In the first quarter, KongZhong increased our efforts to transform our business from a traditional WVAS player into a cross-platform digital entertainment company.  I'm pleased with the progress our team has made to date, especially our mobile game business, but believe we still have significant room for development and improvement.

“In 1Q10, despite a difficult wireless services environment, we continued to grow and lead the Chinese mobile game market by transitioning to China Mobile's mobile game monthly subscription package platform.  With over 1 mn average monthly users subscribing to our mobile game package, we believe this new model creates a more stable source of revenues and stronger recognition by Chinese users of the KONG mobile game brand.

“On January 14th, we completed our acquisition of Dacheng Networks, supporting our transition from a traditional wireless services player to a cross-platform digital entertainment company.  In the first quarter, Dacheng's flagship game, Loong, achieved 77k average concurrent users and was launched commercially into the Taiwan, Hong Kong and Malaysia online game markets.

“In addition to a recent expansion pack for Loong, launched on May 8th, we plan to launch at least two additional 3D online games in the coming months.  First, we plan to launch "E Mo Fa Ze" (or Demon Code Online) commercially on May 27th and will be launching another 3D online game, called Xia Ke Xing, sometime in the 3rd quarter of 2010.

“Our strategy for the remainder of this year is two-fold.  Firstly, we plan to transition from a single game under operation, Loong, to a portfolio of three stable 3D online games, and secondly, we expect to continue our efforts to license and operate our 3D games in overseas markets.  For example, we recently licensed Loong to the Russian and Vietnam markets and are seeking similar opportunities for Demon Code Online and Xia Ke Xing.

“Looking further out, based on our current development pipeline, we plan to launch at least four additional 3D online games in 2011 as we leverage our two proprietary 3D game engines.  We believe that possessing multiple 3D game engines provides us the flexibility and potential to become a leading mainland Chinese 3D online game company, and by specifically designing our game engines to more easily suit the requirements of our overseas online game operators, increases our export market potential.

“While our WVAS business will continue to experience challenges in the near-term, we expect to maintain positive cashflow and continue our transition to become a leading cross-platform digital entertainment company for Chinese users.

“Once again, I continue to be optimistic about KongZhong's ability to transition through this period as a more diversified, more product driven and more profitable company."

Financial Results:

	For the Three Months Ended March 31, 2009 (US$ thousands)	For the Three Months Ended December 31, 2009 (US$ thousands)	For the Three Months Ended March 31, 2010 (US$ thousands)
Revenues	$29,586	$34,334	$40,636
WVAS	23,658	25,267	25,900
Mobile Games	4,944	7,349	9,476
Wireless Internet Service	984	1,718	1,021
Online Games	-	-	4,239

Sales Tax	$562	$641	$825
WVAS	433	406	420
Mobile Games	83	148	252
Wireless Internet Service	46	87	55
Online Games	-	-	98

Cost of Revenue	$15,010	$18,037	$22,097
WVAS	12,470	13,493	15,356
Mobile Games	2,045	3,511	5,601
Wireless Internet Service	495	1,033	686
Online Games	-	-	454

Gross profit	$14,014	$15,656	$17,714
WVAS	10,755	11,368	10,124
Mobile Games	2,816	3,690	3,623
Wireless Internet Service	443	598	280
Online Games	-	-	3,687

Gross profit ratio	47%	46%	44%
WVAS	45%	45%	39%
Mobile Games	57%	50%	38%
Wireless Internet Service	45%	35%	27%
Online Games	-	-	87%

Revenues

WVAS revenues in 1Q10 were US$ 25.9 mn, a 3% increase from 4Q09 and a 9% increase from the same period last year. Although the bulk of the Company’s WVAS services, both 2G and 2.5G, were negatively impacted by various new mobile operator policies implemented during the course of 1Q10, its IVR services saw a strong seasonal increase due to the Chinese New Year holiday period.  As a result, 2G revenues represented 91% of total WVAS revenues compared to 81% in 4Q09, while 2.5G services made up 9% of total WVAS revenues.

Total mobile game revenues in 1Q10 were US$ 9.48 mn, a 92% increase from the same period last year and a 29% increase from 4Q09.

Revenues from downloadable mobile games were US$ 8.95 mn representing a 112% increase from the same period last year and an increase of 37% from 4Q09.  The strong performance in the Company’s downloadable mobile game revenues was due to the Company’s proactive focus on developing monthly mobile game subscription packages with China Mobile, which the Company believes provides both a source of growth potential, but more importantly a more stable source of revenues due to the recurring nature of monthly subscriptions for a package of mobile games compared to the previously more prevalent per transaction downloadable mobile game model.

Revenues from mobile multi-player online games ("MMO" or “online mobile games”) were US$  0.53 mn, a decrease of 27% from the same period last year and a decrease of 36% from 4Q09.  In a continuation of trends from the previous quarter, namely the initial poor performance of “Feng Shen”, the Company’s newer online mobile game, not compensating for the decline in revenues for “Tian Jie”, its older online mobile game, the Company’s online mobile game revenues continued to decline.  However, towards the end of 1Q10, a new expansion pack for Feng Shen was launched which the Company expects to stabilize our online mobile game revenues in the future.  In addition, the Company intends to refresh our online mobile game content portfolio in 2010 by launching “Fantasy Tianjie” a turn-based 2D mobile MMO sometime in 3Q10 and the second generation version of Tian Jie, currently called Tian Jie 2, sometime in early 2011.

Revenues from “Tian Jie” accounted for about 96% of the Company’s online mobile game revenues while revenues from “Feng Shen” accounted for the remaining 4%, compared to 11% in 4Q09.

Revenues from downloadable mobile games made up 94% of total mobile game revenues compared to 89% in 4Q09.  Revenues from online mobile games made up roughly 6% of total mobile game revenues compared to 11% in 4Q09.

Wireless Internet service (“WIS”) revenues were US$ 1.02 mn in 1Q10, representing an increase of 4% from the same period last year but decrease of 41% from 4Q09.  The decline in sequential WIS revenues was mainly due to the suspension of the WAP billing platform across the Company’s mobile operator partners. In 1Q10, 40% of WIS revenues were from wireless advertising with the remaining 60% of revenues from premium services on the Kong.net mobile Internet site and revenues coming from the Company’s Internet literature site, Zhulang.com.

From January 14th 2010, revenues from our newly acquired Online Game business unit, or Dacheng Networks (under “Online Games”), recorded US$ 4.24 mn in revenues, all primarily from Dacheng’s main online game, Loong.  Of this, roughly 93% were related to mainland Chinese operations of Loong and the other roughly 7% from overseas license fees and the net revenue share from overseas online game operation partners.

For the full quarter, Loong’s mainland China operations achieved average concurrent users (“ACUs”) of 77k, aggregate paying accounts of 185k with quarterly ARPU of RMB 172.

Change to Presentation of Sales tax

Prior to October 1, 2009, the Company recorded sales tax in general and administrative expenses. Since October 1, 2009, the Company has presented sales tax as separate item in gross profit in the consolidated statements of operations in an effort to provide better comparability to the Company’s peers. The Company has applied this change in accounting principle retrospectively to all prior periods presented.

As a result, the gross profit and gross margin discussion below is based on the revised presentation of sales tax as a separate line item vs. as part of general and administrative expenses as previously.

Gross Profit

Total gross profit was US$ 17.71 mn in 1Q10, a 26% increase compared to the same period last year and a 13% increase compared to 4Q09, primarily due to the contribution from the Company’s acquisition of Dacheng Networks in 1Q10 (under “Online Games”). Total gross margin was 44% in 1Q10 compared to 46% in 4Q09.

WVAS gross profit in 1Q10 was US$ 10.12 mn, a 6% decrease compared to the same period last year and an 11% decrease from 4Q09.  1Q10 WVAS gross margin was 39% compared to 45% in 4Q09.  The decline in gross margin levels was due to the new Chinese mobile operator policies implemented during the 1Q period and the lower gross margin nature of the Company’s IVR business.

Mobile games gross profit for 1Q10 was US$ 3.62 mn or a slight decline compared to US$ 3.69 mn in 4Q09 but an increase of 29% from US$ 2.82 mn in the same period last year.  Mobile games gross margin was 38% compared to 50% in 4Q09 and 57% in 1Q09.  The decline in mobile game gross margins was due to the Company’s proactive shift to a new mobile game billing platform (namely China Mobile’s monthly mobile game subscription package) in order to offset the impact of the transaction-based portion of the G+ mobile game billing platform which was suspended at the beginning of December. While this new mobile game platform is expected to be a more stable source of recurring revenue, in the short-term, it relies more on the Company’s mobile operator partner’s resources and includes an additional operator distribution channel fee.  However, as the current mobile services policy environment stabilizes, the Company expects to be able to leverage more of its own distribution resources, bypassing these additional fees.

Wireless Internet service gross profit for 1Q10 was US$ 0.28 mn compared to $ 0.60 mn in 4Q09 and $0.44 mn in the same period last year.  The decline in WIS gross profit is directly related to the suspension of WAP billing across the Company’s mobile operator partners. Wireless Internet gross margins were 27%, a decrease from the 35% gross margin level in 4Q09.

Online Game gross profit for 1Q10 was US$ 3.69 mn for the period from January 14th 2010 to March 31st 2010 with gross margins of 87%.

Operating Expenses

	For the Three Months Ended March 31, 2009 (US$ thousands)	For the Three Months Ended December 31, 2009 (US$ thousands)	For the Three Months Ended March 31, 2010 (US$ thousands)
Product development	$4,848	$4,221	$6,841
Sales and marketing	4,077	4,953	4,406
General and administrative	2,456	2,856	2,796
Total Operating Expenses	$11,381	$12,030	$14,043

Total operating expenses increased 17% sequentially to US$ 14.04 mn in 1Q10 compared to US$ 12.03 mn in 4Q09, primarily due to the inclusion of Dacheng Networks in 1Q10.

Product development expenses in 1Q10 were US$ 6.84 mn compared to US$ 4.22 mn in 4Q09 or a 62% increase.  The large increase in product development expenses reflects the acquisition of Dacheng Networks product development team as well as the addition of US$ 1.1 mn for the amortization of intangibles related to the acquisition of Dacheng Networks.

Sales and marketing expenses in 1Q10 were US$ 4.41 mn compared to US$ 4.95 mn in 4Q09 and US$ 4.08 mn in the same period last year. The small sequential decrease in sales and marketing reflects cost management in the Company’s WVAS, mobile game and WIS businesses with regards to sales and marketing activities offset by the inclusion of sales and marketing expenses as part of the acquisition of Dacheng and marketing activities for Loong.

General and administrative expenses in 1Q10 were US$ 2.80 mn compared to US$ 2.86 mn in 4Q09, or a decrease of roughly 2% quarter-over-quarter.

The Company’s total headcount increased to 1,330 as of March 31st, 2010 compared to 1,002 as of December 31, 2009 with the Company’s acquisition of Dacheng Network.

Operating Profit
Operating profit for 1Q10 was US$ 3.67 mn compared to US$ 3.63 mn in 4Q09.  Operating margins were 9% in 1Q10 compared to 11% in 4Q09.  The decline in operating margins were due to the direct and indirect impact of new Chinese mobile operator policies across the Company’s WVAS, mobile games and WIS business lines as well as the addition of amortization of intangibles related to the acquisition of Dacheng Networks.

Earnings
Net income and Non-GAAP net income in 1Q10 were US$ 3.17 mn and US$ 6.08 mn, respectively.  Diluted earnings per ADS and diluted Non-GAAP earnings per ADS were US$ 0.08 and US$ 0.15 or 1Q10, respectively.

Total diluted ADS outstanding as of March 31, 2010 were 38.77 mn, compared to 39.27 mn as of December 31, 2009.

	Balance as of December 31, 2009	Balance as of March 31, 2010
Basic ADS	34.33	35.57
Add: Outstanding options and nonvested shares	3.68	2.27
Warrant to NGP	1.26	0.93
Diluted ADS	39.27	38.77
Note: Basic ADS as of March 31st 2010 includes 1.07 mn ADS issued as part of 1st payment to shareholders of Dacheng Networks.

Balance Sheet
As of March 31, 2010, the Company had $130 mn in cash and cash equivalents or US$ 3.7 per basic ADS in cash and cash equivalents, already taking into account the first payment (cash portion) for the acquisition of Dacheng Networks, or US$ 9.6 mn.

Business Outlook (For the 3-month period ending June 30, 2010):
The Company expects total revenues for 2Q10 to be within the range of US$ 34.5mn to 35.5mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 16.5 mn, mobile game revenues of US$ 13.0 mn, WIS revenues of US$ 1.0 mn and Online Game revenues of US$ 4.5mn.

The Company expects total gross profit to be within the range of US$ 16.5mn to 17.5 mn, total operating profit and net profit to be US$ 2.5mn to 3.0 mn, while Non-GAAP net profit to be roughly US$ 5.3 mn to US$ 5.8 mn.

Conference Call:
The Company’s management team will conduct a conference call at 7:30 am Beijing time on May 20th, 2010 (7:30 pm Eastern time and 4:30 pm Pacific time on May 19th  2010).  A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except per share data, and share count)
(Unaudited)

	For the Three Months Ended March 31, 2009	For the Three Months Ended December 31, 2009	For the Three Months Ended March 31, 2010

Revenues	$29,586	$34,334	$40,636
Sales Tax	562	641	825
Cost of revenues	15,010	18,037	22,097
Gross profit	14,014	15,656	17,714
Operating expenses
Product development	4,848	4,221	6,841
Sales & marketing	4,077	4,953	4,406
General & administrative	2,456	2,856	2,796
Total operating expenses	11,381	12,030	14,043
Operating profit (loss)	2,633	3,626	3,671
Interest income	1,032	600	406
Investment income	-	88	132
Loss from impairment of cost method investment	-	1,500	-
Interest expense on convertible notes	34	234	253
Income before tax expense	3,631	2,580	3,956
Income tax expense	1,110	563	791
Net income (loss)	$2,521	$2,017	$3,165

Basic earnings (loss) per ADS	$0.07	$0.06	$0.09
Diluted earnings (loss) per ADS	$0.07	$0.05	$0.08
Weighted average ADS outstanding (mn)	35.40	34.33	35.57
Weighted average ADS used in diluted EPS calculation (mn)	36.74	39.27	38.77

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Three Months Ended March 31, 2009	For the Three Months Ended March 31, 2010
Cash Flows From Operating Activities
Net Income (Loss)	$2,521	$3,165
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	1,014	1,241
Depreciation and amortization	622	1,960
Disposal of property and equipment	(4)	-
Investment Income	-	112
Amortization of the debt discount	14	119
Changes in operating assets and liabilities	(2,809)	(6,117)
Net Cash Provided by Operating Activities	1,358	480

Cash Flows From Investing Activities
Purchases of subsidiaries	(729)	(8,604)
Purchase of property and equipment	(281)	(715)
Proceeds from disposal of property	4	-
Net Cash Used in Investing Activities	(1,006)	(9,319)

Cash Flows From Financing Activities
Proceeds from issuance of convertible notes	6,775	-
Interest paid for convertible notes	-	(271)
Proceeds from exercise of share options	36	104
Stock Repurchase	(1,559)	-
Net Cash Used in Financing Activities	5,252	(167)

Effect of foreign exchange rate changes	7	11

Net increase in Cash and Cash Equivalents	$5,611	(8,995)
Cash and Cash Equivalents, Beginning of Period	$136,054	$139,289
Cash and Cash Equivalents, End of Period	$141,665	$130,294

KongZhong Corporation
Condensed Consolidated Balance Sheets
 (US$ thousands)
(Unaudited)

	March 31, 2009	December 31, 2009	March 31, 2010

Cash and cash equivalents	$141,665	$139,289	$130,294
Short-term investments	-	101	47
Accounts receivable (net)	19,216	25,277	29,747
Other current assets	3,700	4,908	5,010
Total current assets	164,581	169,575	165,098

Rental deposits	529	597	651
Intangible assets (net)	652	2,285	13,986
Property and equipment (net)	3,159	3,116	4,239
Long-term investments	2,963	1,464	1,465
Goodwill	16,564	23,042	90,095
Total assets	$188,448	$200,079	$275,534

Accounts payable	$9,329	$13,265	$11,838
Deferred revenue	-	-	2,196
Other current liabilities	9,556	10,300	65,828
Total current liabilities	18,885	23,565	79,862

Convertible notes	2,464	3,001	2,983
Non-current deferred tax liability	44	472	3,415
Total liabilities	$21,393	$27,038	$86,260

Shareholders’ equity	167,055	173,041	189,274
Total liabilities & shareholders’ equity	$188,448	$200,079	$275,534

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense and interest expense on convertible notes.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended March 31, 2009 (US$ thousands)	For the Three Months Ended December 31, 2009 (US$ thousands)	For the Three Months Ended March 31, 2010 (US$ thousands)
GAAP Net Income (Loss)	$2,521	$2,017	$3,165
Share-based compensation	1,014	1,248	1,241

Financial expense on convertible notes	34	234	253
Amortization of intangibles	159	441	1,423
Investment impairment loss	-	1,500	-
Non-GAAP Net Income	$3,728	$5,440	$6,082

Non-GAAP diluted net income per ADS (Note 1)	$0.10	$0.13	$0.15

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to convertible notes issued to Nokia Growth Partners, or equivalent to 40.67 million ADS.

About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate four main business units, namely WVAS, WIS, mobile games and online games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have been offering news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our online games business in 2010, through our acquisition of Dacheng Networks, a developer and operator of online games.

Safe Harbor Statement:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com